Rule 424 (b) (3)

Registration No. 333-275151
CUSIP #: 63743H GG1

TRADE DATE: May 11, 2026
SETTLEMENT DATE: June 1, 2026

PRICING SUPPLEMENT NO. D1034 DATED May 11, 2026

TO PROSPECTUS SUPPLEMENT DATED October 27, 2023
AS SUPPLEMENTED BY THE SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED January 28, 2026
AND BASE PROSPECTUS DATED October 24, 2023

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D

With Maturities of Nine Months or More from Date of Issue

Floating Rate Notes

Principal Amount:	$300,000,000

Issue Price:	100% of Principal Amount

Original Issue Date:	June 1, 2026

Maturity Date:	December 3, 2027

Interest Rate Basis:	Floating rate based on Compounded SOFR, calculated and reset quarterly

Spread:	Plus 55 basis points

Interest Payment Dates:	Each March 3, June 3, September 3 and December 3, commencing September 3, 2026

Interest Payment Date Convention:	Modified Following Business Day, Adjusted

Day Count:	Actual/360

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent’s Discount or Commission:	0.085%

Agent:	Mizuho Securities USA LLC

Capacity:	Principal

Form of Note:	Book-Entry
(Book-Entry or Certificated)

Other Terms:

The following replaces and supersedes the text under the heading “Plan of Distribution (Conflicts of Interest) – Selling Restrictions – United Kingdom” contained in the Company's Prospectus Supplement dated October 27, 2023.

United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); nor (ii) a qualified investor as defined in (a) Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA and as amended or (b) paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

It is expected that delivery of the notes will be made against payment therefor on or about June 1, 2026 which is the fourteenth trading day following the date hereof (such settlement cycle being referred to as T+14). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected prior to the first business day before the settlement date may be affected by the T+14 settlement. Accordingly, purchasers who wish to trade the notes prior to the first business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the indenture and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.